CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$6,680,000	$776.22

Pricing supplement no. 254

To prospectus dated November 7, 2014,

prospectus supplement dated November 7, 2014,

product supplement no. 4a-I dated November 7, 2014 and

underlying supplement no. 1a-I dated November 7, 2014

Registration Statement No. 333-199966 Dated January 27, 2015 Rule 424(b)(2)

$6,680,000
Auto Callable Contingent Interest Notes Linked to the Lesser Performing of the S&P 500® Index and the Vanguard Total Stock Market ETF due February 1, 2018

General

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The notes are designed for investors who seek a Contingent Interest Payment with respect to each Review Date for which the closing level or closing price, as applicable, of each of the S&P 500® Index and the Vanguard Total Stock Market ETF is greater than or equal to 80% of its Initial Underlying Value, which we refer to as an Interest Barrier. Investors should be willing to forgo fixed interest and dividend payments, in exchange for the opportunity to receive Contingent Interest Payments.

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Investors in the notes should be willing to accept the risk of losing some or all of their principal if a Trigger Event (as defined below) has occurred and the risk that no Contingent Interest Payment may be made with respect to some or all Review Dates.

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The notes will be automatically called if the closing level or closing price, as applicable, of each Underlying on any Review Date (other than the first, second, third and final Review Dates) is greater than or equal to its Initial Underlying Value. The earliest date on which an automatic call may be initiated is January 27, 2016.

—	The notes are unsecured and unsubordinated obligations of JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
—	The payment at maturity is not linked to a basket composed of the Underlyings. The payment at maturity is linked to the performance of each of the Underlyings individually, as described below.
—	Minimum denominations of $1,000 and integral multiples thereof

Key Terms

Underlyings:	The S&P 500® Index (Bloomberg ticker: SPX) (the “Index”) and the Vanguard Total Stock Market ETF (Bloomberg ticker: VTI) (the “Fund”) (each of the Index and the Fund, an “Underlying” and collectively, the “Underlyings”)
Contingent Interest Payments:

If the notes have not been automatically called and the closing level or closing price, as applicable, of each Underlying on any Review Date is greater than or equal to its Interest Barrier, you will receive on the applicable Interest Payment Date for each $1,000 principal amount note a Contingent Interest Payment equal to $18.125 (equivalent to an interest rate of 7.25% per annum, payable at a rate of 1.8125% per quarter).

If the closing level or closing price, as applicable, of either Underlying on any Review Date is less than its Interest Barrier, no Contingent Interest Payment will be made with respect to that Review Date.

Interest Barrier:	With respect to each Underlying, an amount that represents 80% of its Initial Underlying Value, which is 1,623.64 for the Index and $83.96 for the Fund
Contingent Interest Rate:	7.25% per annum, payable at a rate of 1.8125% per quarter, if applicable
Automatic Call:	If the closing level or closing price, as applicable, of each Underlying on any Review Date (other than the first, second, third and final Review Dates) is greater than or equal to its Initial Underlying Value, the notes will be automatically called for a cash payment, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Contingent Interest Payment applicable to that Review Date, payable on the applicable Call Settlement Date.
Payment at Maturity:

If the notes have not been automatically called and a Trigger Event has not occurred, you will receive a cash payment at maturity, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Contingent Interest Payment, if any, applicable to the final Review Date.

If the notes have not been automatically called and a Trigger Event has occurred, at maturity you will lose 1% of the principal amount of your notes for every 1% that the Ending Underlying Value of the Lesser Performing Underlying is less than its Initial Underlying Value. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Lesser Performing Underlying Return)

If the notes have not been automatically called and a Trigger Event has occurred, you will lose more than 30% of your principal amount and could lose up to the entire principal amount of your notes at maturity.

Trigger Event:	A Trigger Event occurs if the Ending Underlying Value (i.e., the closing level or closing price, as applicable, on the final Review Date) of either Underlying is less than its Trigger Level.
Trigger Level:	With respect to each Underlying, an amount that represents 70% of its Initial Underlying Value, which is 1,420.685 for the Index and $73.465 for the Fund
Pricing Date:	January 27, 2015
Original Issue Date (Settlement Date):	On or about January 30, 2015
Review Dates†:	April 27, 2015, July 27, 2015, October 27, 2015, January 27, 2016, April 27, 2016, July 27, 2016, October 27, 2016, January 27, 2017, April 27, 2017, July 27, 2017, October 27, 2017 and January 29, 2018 (the “final Review Date”)
Interest Payment Dates†:	April 30, 2015, July 30, 2015, October 30, 2015, February 1, 2016, May 2, 2016, August 1, 2016, November 1, 2016, February 1, 2017, May 2, 2017, August 1, 2017, November 1, 2017 and the Maturity Date
Call Settlement Date†:	If the notes are automatically called on any Review Date (other than the first, second, third and final Review Dates), the first Interest Payment Date immediately following that Review Date
Maturity Date†:	February 1, 2018
CUSIP:	48127D6Y9
Other Key Terms:	See “Additional Key Terms” in this pricing supplement
†

Subject to postponement in the event of certain market disruption events and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to Multiple Underlyings” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement no. 4a-I

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-8 of the accompanying product supplement no. 4a-I, “Risk Factors” beginning on page US-2 of the accompanying underlying supplement no. 1a-I and “Selected Risk Considerations” beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$4	$996
Total	$6,680,000	$26,720	$6,653,280
(1)	See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions of $4.00 per $1,000 principal amount note it receives from us to other affiliated or unaffiliated dealers. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-87 of the accompanying product supplement no. 4a-I.

The estimated value of the notes as determined by JPMS, when the terms of the notes were set, was $978.70 per $1,000 principal amount note. See “JPMS’s Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

January 27, 2015

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus, as supplemented by the prospectus supplement, each dated November 7, 2014 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 4a-I dated November 7, 2014 and underlying supplement no. 1a-I dated November 7, 2014. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 4a-I and “Risk Factors” in the accompanying underlying supplement no. 1a-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

—	Product supplement no. 4a-I dated November 7, 2014:

http://www.sec.gov/Archives/edgar/data/19617/000089109214008407/e61359_424b2.pdf

—	Underlying supplement no. 1a-I dated November 7, 2014:

http://www.sec.gov/Archives/edgar/data/19617/000089109214008410/e61337_424b2.pdf

—	Prospectus supplement and prospectus, each dated November 7, 2014:

http://www.sec.gov/Archives/edgar/data/19617/000089109214008397/e61348_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Chase & Co.

Additional Key Terms

Underlying Return:	With respect to each Underlying: (Ending Underlying Value – Initial Underlying Value) Initial Underlying Value
Initial Underlying Value:	With respect to the Index, the closing level of the Index on the Pricing Date, which was 2,029.55. With respect to the Fund, the closing price of one share of the Fund on the Pricing Date, which was $104.95.
Ending Underlying Value:	With respect to each Underlying, the closing level or closing price, as applicable, of that Underlying on the final Review Date
Share Adjustment Factor:	With respect to the Fund, the Share Adjustment Factor is referenced in determining the closing price of one share of the Fund and is set initially at 1.0 on the Pricing Date. The Share Adjustment Factor of the Fund is subject to adjustment upon the occurrence of certain events affecting the Fund. See “The Underlyings — Funds — Anti-Dilution Adjustments” in the accompanying product supplement no. 4a-I for further information about these adjustments.
Lesser Performing Underlying:	The Underlying with the Lesser Performing Underlying Return
Lesser Performing Underlying Return:	The lower of the Underlying Returns of the Underlyings

JPMorgan Structured Investments — Auto Callable Contingent Interest Notes Linked to the Lesser Performing of the S&P 500® Index and the Vanguard Total Stock Market ETF	PS-1

Selected Purchase Considerations

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QUARTERLY CONTINGENT INTEREST PAYMENTS — The notes offer the potential to earn a Contingent Interest Payment in connection with each quarterly Review Date of $18.125 per $1,000 principal amount note (equivalent to an interest rate of 7.25% per annum, payable at a rate of 1.8125% per quarter). If the notes have not been automatically called and the closing level or closing price, as applicable, of each Underlying on any Review Date is greater than or equal to its Interest Barrier, you will receive a Contingent Interest Payment on the applicable Interest Payment Date. If the closing level or closing price, as applicable, of either Underlying on any Review Date is less than its Interest Barrier, no Contingent Interest Payment will be made with respect to that Review Date. If payable, a Contingent Interest Payment will be made to the holders of record at the close of business on the business day immediately preceding the applicable Interest Payment Date. Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.

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POTENTIAL EARLY EXIT AS A RESULT OF THE AUTOMATIC CALL FEATURE — If the closing level or closing price, as applicable, of each Underlying on any Review Date (other than the first, second, third and final Review Dates) is greater than or equal to its Initial Underlying Value, your notes will be automatically called prior to the Maturity Date. Under these circumstances, you will receive a cash payment, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Contingent Interest Payment applicable to that Review Date, payable on the applicable Call Settlement Date.

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THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL IF THE NOTES HAVE NOT BEEN AUTOMATICALLY CALLED — If the notes have not been automatically called, we will pay you your principal back at maturity only if a Trigger Event has not occurred. However, if the notes have not been automatically called and a Trigger Event has occurred, you will lose more than 30% of your principal amount and could lose up to the entire principal amount of your notes at maturity.

—	EXPOSURE TO EACH OF THE UNDERLYINGS — The return on the notes is linked to the Lesser Performing Underlying, which will be either the S&P 500® Index or the Vanguard Total Stock Market ETF.

The S&P 500® Index consists of stocks of 500 companies selected to provide a performance benchmark for the U.S. equity markets. For additional information about the S&P 500® Index, see the information set forth under “Equity Index Descriptions — The S&P 500® Index” in the accompanying underlying supplement no. 1a-I.

The Vanguard Total Stock Market ETF is an exchange-traded fund managed by The Vanguard Group, Inc. (“Vanguard”), the investment adviser to the Vanguard Total Stock Market ETF. The Vanguard Total Stock Market ETF trades on NYSE Arca, Inc. (the “NYSE Arca”) under the ticker symbol “VTI.” The Vanguard Total Stock Market ETF seeks to track the performance of a benchmark index, which we refer to as the Underlying Index with respect to the Vanguard Total Stock Market ETF, that measures the investment return of the overall stock market. The Underlying Index is currently the CRSP U.S. Total Market Index. The CRSP U.S. Total Market Index is designed to represent investable U.S. equity securities. For additional information about the Vanguard Total Stock Market ETF, see the information set forth under “Fund Descriptions — The Vanguard Total Stock Market ETF” in the accompanying underlying supplement no. 1a-I.

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TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4a-I. In determining our reporting responsibilities we intend to treat (i) the notes for U.S. federal income tax purposes as prepaid forward contracts with associated contingent coupons and (ii) any Contingent Interest Payments as ordinary income, as described in the section entitled “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Notes Treated as Prepaid Forward Contracts with Associated Contingent Coupons” in the accompanying product supplement no. 4a-I. Based on the advice of Davis Polk & Wardwell LLP, our special tax counsel, we believe that this is a reasonable treatment, but that there are other reasonable treatments that the IRS or a court may adopt, in which case the timing and character of any income or loss on the notes could be materially affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments and the relevance of factors such as the nature of the underlying property to which the instruments are linked. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Non-U.S. Holders — Tax Considerations. The U.S. federal income tax treatment of Contingent Interest Payments is uncertain, and although we believe it is reasonable to take a position that Contingent Interest Payments are not subject to U.S. withholding tax (at least if an applicable Form W-8 is provided), a withholding agent may nonetheless withhold on these payments (generally at a rate of 30%, subject to the possible reduction of that rate under an applicable income tax treaty), unless income from your notes is effectively connected with your conduct of a trade or business in the United States (and, if an applicable treaty so requires, attributable to a permanent establishment in the United States). If you are not a United States person, you are urged to consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes in light of your particular circumstances.

JPMorgan Structured Investments — Auto Callable Contingent Interest Notes Linked to the Lesser Performing of the S&P 500® Index and the Vanguard Total Stock Market ETF	PS-2

FATCA. Withholding under legislation commonly referred to as “FATCA” could apply to payments on the notes, and (if they are recharacterized, in whole or in part, as debt instruments) could also apply to the payment of gross proceeds of a sale of a note occurring after December 31, 2016 (including an early redemption or redemption at maturity). You should consult your tax adviser regarding the potential application of FATCA to the notes.

In the event of any withholding on the notes, we will not be required to pay any additional amounts with respect to amounts so withheld.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in either or both of the Underlyings or any of the equity securities included in or held by the Underlyings. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 4a-I and in the “Risk Factors” section of the accompanying underlying supplement no. 1a-I.

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YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. If the notes have not been automatically called and a Trigger Event has occurred, you will lose 1% of your principal amount at maturity for every 1% that the Ending Underlying Value of the Lesser Performing Underlying is less than its Initial Underlying Value. Accordingly, under these circumstances, you will lose more than 30% of your principal amount and could lose up to the entire principal amount of your notes at maturity.

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THE NOTES DO NOT GUARANTEE THE PAYMENT OF INTEREST AND MAY NOT PAY ANY INTEREST AT ALL — The terms of the notes differ from those of conventional debt securities in that, among other things, whether we pay interest is linked to the performance of each Underlying. If the notes have not been automatically called, we will make a Contingent Interest Payment with respect to a Review Date only if the closing level or closing price, as applicable, of each Underlying on that Review Date is greater than or equal to its Interest Barrier. If the closing level or closing price, as applicable, of either Underlying on that Review Date is less than its Interest Barrier, no Contingent Interest Payment will be made with respect to that Review Date, and the Contingent Interest Payment that would otherwise have been payable with respect to that Review Date will not be accrued and subsequently paid. Accordingly, if the closing level or closing price, as applicable, of either Underlying on each Review Date is less than its Interest Barrier, you will not receive any interest payments over the term of the notes.

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CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our creditworthiness or credit spreads, as determined by the market for taking our credit risk, is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

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THE AUTOMATIC CALL FEATURE MAY FORCE A POTENTIAL EARLY EXIT — If the notes are automatically called, the amount of Contingent Interest Payments made on the notes may be less than the amount of Contingent Interest Payments that might have been payable if the notes were held to maturity, and, for each $1,000 principal amount note, you will receive on the applicable Call Settlement Date $1,000 plus the Contingent Interest Payment applicable to the relevant Review Date.

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REINVESTMENT RISK — If your notes are automatically called, the term of the notes may be reduced to as short as one year and you will not receive any Contingent Interest Payments after the applicable Call Settlement Date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the notes are automatically called prior to the Maturity Date.

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THE APPRECIATION POTENTIAL OF THE NOTES IS LIMITED, AND YOU WILL NOT PARTICIPATE IN ANY APPRECIATION IN THE VALUE OF EITHER UNDERLYING — The appreciation potential of the notes is limited to the sum of any Contingent Interest Payments that may be paid over the term of the notes, regardless of any appreciation in the value of either Underlying, which may be significant. You will not participate in any appreciation in the value of either Underlying. Accordingly, the return on the notes may be significantly less than the return on a direct investment in either Underlying during the term of the notes.

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POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as JPMS’s estimated value. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement no. 4a-I for additional information about these risks.

We are also currently one of the companies that make up each of the Underlyings. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of each of the Underlyings and the notes.

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YOU ARE EXPOSED TO THE RISK OF DECLINE IN THE VALUE OF EACH UNDERLYING — Your return on the notes and your payment at maturity, if any, is not linked to a basket consisting of the Underlyings. If the notes have not been automatically called, your payment at maturity is contingent upon the performance of each individual

JPMorgan Structured Investments — Auto Callable Contingent Interest Notes Linked to the Lesser Performing of the S&P 500® Index and the Vanguard Total Stock Market ETF	PS-3

Underlying such that you will be equally exposed to the risks related to either of the Underlyings. The performance of the Underlyings may not be correlated. Poor performance by either of the Underlyings over the term of the notes may negatively affect whether you will receive a Contingent Interest Payment on any Interest Payment Date and your payment at maturity and will not be offset or mitigated by positive performance by the other Underlying. Accordingly, your investment is subject to the risk of decline in the value of each Underlying.

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THE BENEFIT PROVIDED BY THE TRIGGER LEVEL MAY TERMINATE ON THE FINAL REVIEW DATE — If the Ending Underlying Value of either Underlying is less than its Trigger Level (i.e., a Trigger Event occurs) and the notes have not been automatically called, the benefit provided by the Trigger Level will terminate and you will be fully exposed to any depreciation in the Lesser Performing Underlying. The Ending Underlying Value of each Underlying will be determined based on the applicable closing level or closing price, as applicable, on a single day near the end of the term of the notes. In addition, the closing level or closing price, as applicable, of an Underlying at other times during the term of the notes could be greater than or equal to its Trigger Level. This difference could be particularly large if there is a significant decrease in the closing level or closing price, as applicable, of either or both Underlyings during the later portion of the term of the notes or if there is significant volatility in the closing level or closing price, as applicable, of either or both Underlyings during the term of the notes, especially on dates near the final Review Date.

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YOUR PAYMENT AT MATURITY MAY BE DETERMINED BY THE LESSER PERFORMING UNDERLYING — Because the payment at maturity will be determined based on the performance of the Lesser Performing Underlying, you will not benefit from the performance of the other Underlying. Accordingly, if the notes have not been automatically called and a Trigger Event has occurred, you will lose some or all of your principal amount at maturity, even if the Ending Underlying Value of the other Underlying is greater than or equal to its Initial Underlying Value.

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JPMS’S ESTIMATED VALUE OF THE NOTES IS LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — JPMS’s estimated value is only an estimate using several factors. The original issue price of the notes exceeds JPMS’s estimated value because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “JPMS’s Estimated Value of the Notes” in this pricing supplement.

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JPMS’S ESTIMATED VALUE DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — JPMS’s estimated value of the notes is determined by reference to JPMS’s internal pricing models when the terms of the notes are set. This estimated value is based on market conditions and other relevant factors existing at that time and JPMS’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for notes that are greater than or less than JPMS’s estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “JPMS’s Estimated Value of the Notes” in this pricing supplement.

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JPMS’S ESTIMATED VALUE IS NOT DETERMINED BY REFERENCE TO CREDIT SPREADS FOR OUR CONVENTIONAL FIXED-RATE DEBT — The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If JPMS were to use the interest rate implied by our conventional fixed-rate credit spreads, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate would have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “JPMS’s Estimated Value of the Notes” in this pricing supplement.

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THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN JPMS’S THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our secondary market credit spreads for structured debt issuances. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

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SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our secondary market credit spreads for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the

JPMorgan Structured Investments — Auto Callable Contingent Interest Notes Linked to the Lesser Performing of the S&P 500® Index and the Vanguard Total Stock Market ETF	PS-4

Maturity Date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Lack of Liquidity” below.

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SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the level or price, as applicable, of the Underlyings, including:

—	any actual or potential change in our creditworthiness or credit spreads;
—	customary bid-ask spreads for similarly sized trades;
—	secondary market credit spreads for structured debt issuances;
—	the actual and expected volatility in the levels or prices, as applicable, of the Underlyings;
—	the time to maturity of the notes;
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whether the closing level or closing price, as applicable, of either Underlying has been, or is expected to be, less than its Interest Barrier on any Review Date and whether a Trigger Event is expected to occur;

—	the likelihood of an automatic call being triggered;
—	the dividend rates on the Fund and the equity securities included in or held by the Underlyings;
—	the actual and expected positive or negative correlation between the Underlyings, or the actual or expected absence of any such correlation;
—	interest and yield rates in the market generally;
—	the occurrence of certain events to the Fund that may or may not require an adjustment to the Share Adjustment Factor; and
—	a variety of other economic, financial, political, regulatory and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

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NO DIVIDENDS OR VOTING RIGHTS — As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the Fund or the securities included in or held by the Underlyings would have.

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VOLATILITY RISK — Greater expected volatility with respect to an Underlying indicates a greater likelihood as of the Pricing Date that the closing level or closing price, as applicable, of that Underlying could be less than its Interest Barrier on a Review Date and/or that a Trigger Event could occur. An Underlying’s volatility, however, can change significantly over the term of the notes. The closing level or closing price, as applicable, of an Underlying could fall sharply on any day during the term of the notes, which could result in your not receiving any Contingent Interest Payment or a significant loss of principal, or both.

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THERE ARE RISKS ASSOCIATED WITH THE FUND — Although the shares of the Fund are listed for trading on NYSE Arca and a number of similar products have been traded on NYSE Arca and other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Fund or that there will be liquidity in the trading market. The Fund is subject to management risk, which is the risk that the investment strategies of the Fund’s investment adviser, the implementation of which is subject to a number of constraints, may not produce the intended results. These constraints could adversely affect the market price of the shares of the Fund and, consequently, the value of the notes.

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DIFFERENCES BETWEEN THE FUND AND THE UNDERLYING INDEX — The Fund does not fully replicate the Underlying Index and may hold securities not included in the Underlying Index. In addition, the performance of the Fund will reflect additional transaction costs and fees that are not included in the calculation of the Underlying Index. All of these factors may lead to a lack of correlation between the Fund and the Underlying Index. In addition, corporate actions with respect to the equity securities held by the Fund (such as mergers and spin-offs) may impact the variance between the Fund and the Underlying Index. Finally, because the shares of the Fund are traded on NYSE Arca and are subject to market supply and investor demand, the market value of one share of the Fund may differ from the net asset value per share of the Fund. For all of the foregoing reasons, the performance of the Fund may not correlate with the performance of the Underlying Index.

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LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

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THE ANTI-DILUTION PROTECTION FOR THE FUND IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

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What Are the Payments on the Notes, Assuming a Range of Performances for the Lesser Performing Underlying?

If the notes have not been automatically called and the closing level or closing price, as applicable, of each Underlying on any Review Date is greater than or equal to its Interest Barrier, you will receive on the applicable Interest Payment Date for each $1,000 principal amount note a Contingent Interest Payment equal to $18.125 (equivalent to an interest rate of 7.25% per annum, payable at a rate of 1.8125% per quarter). If the closing level or closing price, as applicable, of either Underlying on any Review Date is less than its Interest Barrier, no Contingent Interest Payment will be made with respect to that Review Date. We refer to the Interest Payment Date immediately following any Review Date on which the closing level or closing price, as applicable, of either Underlying is less than its Interest Barrier as a “No-Coupon Date.” The following table reflects the Contingent Interest Rate of 7.25% per annum and illustrates the hypothetical total Contingent Interest Payments per $1,000 principal amount note over the term of the notes depending on how many No-Coupon Dates occur.

Number of No-Coupon Dates	Total Contingent Coupon Payments
0 No-Coupon Dates	$217.500
1 No-Coupon Date	$199.375
2 No-Coupon Dates	$181.250
3 No-Coupon Dates	$163.125
4 No-Coupon Dates	$145.000
5 No-Coupon Dates	$126.875
6 No-Coupon Dates	$108.750
7 No-Coupon Dates	$90.625
8 No-Coupon Dates	$72.500
9 No-Coupon Dates	$54.375
10 No-Coupon Dates	$36.250
11 No-Coupon Dates	$18.125
12 No-Coupon Dates	$0.000

The following table illustrates the hypothetical payments on the notes in different hypothetical scenarios. Each hypothetical payment set forth below assumes that the Lesser Performing Underlying is the Vanguard Total Stock Market ETF and that the closing level of the other Underlying on each Review Date is greater than or equal to its Initial Underlying Value (and therefore its Interest Barrier and Trigger Level). We make no representation or warranty as to which of the Underlyings will be the Lesser Performing Underlying for purposes of calculating your actual payment at maturity, if any, or as to what the closing level or closing price, as applicable, of either Underlying will be on any Review Date. In addition, the following table and examples assume an Initial Underlying Value for the Lesser Performing Underlying of $105, an Interest Barrier for the Lesser Performing Underlying of $84 (equal to 80% of the hypothetical Initial Underlying Value) and a Trigger Level for the Lesser Performing Underlying of $73.50 (equal to 70% of the hypothetical Initial Underlying Value) and reflect the Contingent Interest Rate of 7.25% per annum (payable at a rate of 1.8125% per quarter). Each hypothetical payment set forth below is for illustrative purposes only and may not be the actual payment applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

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	Review Dates Prior to the Final Review Date		Final Review Date
Closing Price of the Lesser Performing Underlying	Lesser Performing Underlying Appreciation / Depreciation at Review Date	Payment on Interest Payment Date or Call Settlement Date (1)(2)	Lesser Performing Underlying Return	Payment at Maturity If a Trigger Event Has Not Occurred (2)(3)	Payment at Maturity If a Trigger Event Has Occurred (3)
$189.0000	80.00%	$1,018.125	80.00%	$1,018.125	N/A
$178.5000	70.00%	$1,018.125	70.00%	$1,018.125	N/A
$168.0000	60.00%	$1,018.125	60.00%	$1,018.125	N/A
$157.5000	50.00%	$1,018.125	50.00%	$1,018.125	N/A
$147.0000	40.00%	$1,018.125	40.00%	$1,018.125	N/A
$136.5000	30.00%	$1,018.125	30.00%	$1,018.125	N/A
$126.0000	20.00%	$1,018.125	20.00%	$1,018.125	N/A
$120.7500	15.00%	$1,018.125	15.00%	$1,018.125	N/A
$115.5000	10.00%	$1,018.125	10.00%	$1,018.125	N/A
$110.2500	5.00%	$1,018.125	5.00%	$1,018.125	N/A
$105.0000	0.00%	$1,018.125	0.00%	$1,018.125	N/A
$99.7500	-5.00%	$18.125	-5.00%	$1,018.125	N/A
$94.5000	-10.00%	$18.125	-10.00%	$1,018.125	N/A
$84.0000	-20.00%	$18.125	-20.00%	$1,018.125	N/A
$83.9895	-20.01%	N/A	-20.01%	$1,000.00	N/A
$73.5000	-30.00%	N/A	-30.00%	$1,000.00	N/A
$73.4895	-30.01%	N/A	-30.01%	N/A	$699.90
$63.0000	-40.00%	N/A	-40.00%	N/A	$600.00
$52.5000	-50.00%	N/A	-50.00%	N/A	$500.00
$42.0000	-60.00%	N/A	-60.00%	N/A	$400.00
$31.5000	-70.00%	N/A	-70.00%	N/A	$300.00
$21.0000	-80.00%	N/A	-80.00%	N/A	$200.00
$10.5000	-90.00%	N/A	-90.00%	N/A	$100.00
$0.0000	-100.00%	N/A	-100.00%	N/A	$0.00
(1)	The notes will be automatically called if the closing level or closing price, as applicable, of each Underlying on any Review Date (other than the first, second, third and final Review Dates) is greater than or equal to its Initial Underlying Value.
(2)	You will receive a Contingent Interest Payment in connection with a Review Date if the closing level or closing price, as applicable, of each Underlying on that Review Date is greater than or equal to its Interest Barrier.
(3)	A Trigger Event occurs if the Ending Underlying Value (i.e., the closing level or closing price, as applicable, on the final Review Date) of either Underlying is less than its Trigger Level.

Hypothetical Examples of Amounts Payable on the Notes

The following examples illustrate how payments on the notes in different hypothetical scenarios are calculated.

Example 1: Contingent Interest Payments are paid in connection with one of the Review Dates preceding the fifth Review Date, the closing price of one share of the Lesser Performing Underlying is less than the Initial Underlying Value of $105 on each of the Review Dates preceding the fifth Review Date and the closing price of one share of the Lesser Performing Underlying increases from the Initial Underlying Value of $105 to a closing price of $126 on the fifth Review Date. The investor receives a payment of $18.125 per $1,000 principal amount note in connection with one of the Review Dates preceding the fifth Review Date, but the notes are not automatically called on any of the Review Dates preceding the fifth Review Date because the notes are not automatically callable before the fourth Review Date and the closing price of one share of the Lesser Performing Underlying is less than its Initial Underlying Value on each of the other Review Dates preceding the fifth Review Date. Because the closing level or closing price, as applicable, of each Underlying on the fifth Review Date is greater than its Interest Barrier, the investor is entitled to receive a Contingent Interest Payment in connection with the fifth Review Date. In addition, because the closing level or closing price, as applicable, of each Underlying on the fifth Review Date is greater than its Initial Underlying Value, the notes are automatically called. Accordingly, the investor receives a payment of $1,018.125 per $1,000 principal amount note on the relevant Call Settlement Date, consisting of a Contingent Interest Payment of $18.125 per $1,000 principal amount note and repayment of principal equal to $1,000 per $1,000 principal amount note. As a result, the total amount paid on the notes over the term of the notes is $1,036.25 per $1,000 principal amount note.

Example 2: The notes have not been automatically called prior to maturity, Contingent Interest Payments are paid in connection with each of the Review Dates preceding the final Review Date and the closing price of one share of the Lesser Performing Underlying increases from the Initial Underlying Value of $105 to an Ending Underlying Value of $126 — A Trigger Event has not occurred. The investor receives a payment of $18.125 per $1,000 principal amount note in connection with each of the Review Dates preceding the final Review Date. Because the notes have not been automatically called prior to maturity, a Trigger Event has not occurred and the Ending Underlying Value of each Underlying is greater than its Interest Barrier, the investor receives at maturity a payment of $1,018.125 per $1,000 principal amount

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note. This payment consists of a Contingent Interest Payment of $18.125 per $1,000 principal amount note and repayment of principal equal to $1,000 per $1,000 principal amount note. The total amount paid on the notes over the term of the notes is $1,217.50 per $1,000 principal amount note. This represents the maximum total payment an investor may receive over the term of the notes.

Example 3: The notes have not been automatically called prior to maturity, Contingent Interest Payments are paid in connection with four of the Review Dates preceding the final Review Date and the closing price of one share of the Lesser Performing Underlying decreases from the Initial Underlying Value of $105 to an Ending Underlying Value of $73.50 — A Trigger Event has not occurred. The investor receives a payment of $18.125 per $1,000 principal amount note in connection with four of the Review Dates preceding the final Review Date. Because the notes have not been automatically called prior to maturity and the Ending Underlying Value of the Lesser Performing Underlying is equal to its Trigger Level (i.e., a Trigger Event has not occurred) but is less than its Interest Barrier, the investor receives at maturity a payment of $1,000 per $1,000 principal amount note, even though the Ending Underlying Value of the Lesser Performing Underlying is less than its Initial Underlying Value. However, the investor receives no Contingent Interest Payment at maturity. The total amount paid on the notes over the term of the notes is $1,072.50 per $1,000 principal amount note.

Example 4: The notes have not been automatically called prior to maturity, Contingent Interest Payments are paid in connection with each of the Review Dates preceding the final Review Date and the closing price of one share of the Lesser Performing Underlying decreases from the Initial Underlying Value of $105 to an Ending Underlying Value of $42 — A Trigger Event has occurred. The investor receives a payment of $18.125 per $1,000 principal amount note in connection with each of the Review Dates preceding the final Review Date. Because the notes have not been automatically called prior to maturity, a Trigger Event has occurred and the Ending Underlying Value of the Lesser Performing Underlying is less than its Interest Barrier, the investor receives at maturity a payment of $400 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -60%) = $400

The total amount paid on the notes over the term of the notes is $599.375 per $1,000 principal amount note.

Example 5: The notes have not been automatically called prior to maturity, no Contingent Interest Payments are paid in connection with the Review Dates preceding the final Review Date and the closing price of one share of the Lesser Performing Underlying decreases from the Initial Underlying Value of $105 to an Ending Underlying Value of $31.50 — A Trigger Event has occurred. Because the notes have not been automatically called prior to maturity, no Contingent Interest Payments are paid in connection with the Review Dates preceding the final Review Date, a Trigger Event has occurred and the Ending Underlying Value of the Lesser Performing Underlying is less than its Interest Barrier, the investor receives no payments over the term of the notes, other than a payment at maturity of $300 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -70%) = $300

The hypothetical payments on the notes shown above apply only if you hold the notes for their entire term or until automatically called. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical payments shown above would likely be lower.

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Historical Information

The following graphs show the historical weekly performance of the S&P 500® Index and the Vanguard Total Stock Market ETF from January 8, 2010 through January 23, 2015. The closing level of the S&P 500® Index on January 27, 2015 was 2,029.55. The closing price of one share of the Vanguard Total Stock Market ETF on January 27, 2015 was $104.95.

We obtained the various closing levels or closing prices, as applicable, of the Underlyings below from the Bloomberg Professional® service (“Bloomberg”), without independent verification. The historical levels or prices, as applicable, of each Underlying should not be taken as an indication of future performance, and no assurance can be given as to the closing level or closing price, as applicable, of either Underlying on any Review Date, including the final Review Date. We cannot give you assurance that the performance of the Underlyings will result in the return of any of your principal amount or the payment of any interest.

JPMS’s Estimated Value of the Notes

JPMS’s estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes. JPMS’s estimated value does not represent a minimum price at which JPMS would be willing to buy your notes

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in any secondary market (if any exists) at any time. The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. For additional information, see “Selected Risk Considerations — JPMS’s Estimated Value Is Not Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt.” The value of the derivative or derivatives underlying the economic terms of the notes is derived from JPMS’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, JPMS’s estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — JPMS’s Estimated Value Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates.”

JPMS’s estimated value of the notes is lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. A portion of the profits realized in hedging our obligations under the notes may be allowed to other affiliated or unaffiliated dealers, and we or one or more of our affiliates will retain any remaining hedging profits. See “Selected Risk Considerations — JPMS’s Estimated Value of the Notes Is Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” in this pricing supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by JPMS. See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than JPMS’s Then-Current Estimated Value of the Notes for a Limited Time Period.”

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “What Are the Payments on the Notes, Assuming a Range of Performances for the Lesser Performing Underlying?” and “Hypothetical Examples of Amounts Payable on the Notes” in this pricing supplement for an illustration of the risk-return profile of the notes and “Selected Purchase Considerations — Exposure to Each of the Underlyings” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to JPMS’s estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated November 7, 2014, which was filed as an exhibit to the Registration Statement on Form S-3 by us on November 7, 2014.

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